July 5, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
iCoreConnect Inc. (the “Company”)

Registration Statement on Form 10, File No. 000-52765

Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 000-52765) on Form 10 filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2018, together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the amendment of the Registration Statement was delayed due to the time needed for the Company to respond to comments concerning an acquisition of the Company. Subsequent to the date of the filing of the Form 10 and prior to the withdrawal of the Registration Statement, 987,778 shares of common stock were sold to sophisticated investors.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (888) 810-7706 or Samuel B. Fortenbaugh III at (212) 332-7148.

Sincerely, iCoreConnect Inc.

By:	/s/ Robert P.McDermott
Robert P.McDermott
President and Chief Executive Officer